Exhibit 99.5

Thomas J. Fuller

2735 West Armitage Ave, #201

Chicago, IL 60647

Board of Directors

Heartland Financial USA, Inc.

1398 Central Avenue

Dubuque, Iowa 52001

Dear Ladies & Gentlemen:

I write in the capacity as the representative of a group of shareholders of Heartland Financial USA (“Heartland “ or The “Company”) identified on an amendment to the Schedule 13D delivered with this letter. As you will see, the stockholder group has increased in both size and ownership level, and I hope to reiterate the very serious concerns we have previously expressed.

Our original letter, delivered on March 8, 2022, expressed the group’s concerns with respect to the strategy of the company, its executive leadership and the direction provided by the Board of Directors (which have almost exclusively contributed to the underperformance of the Heartland stock and a diminution of long-term shareholder value since June of 2018). You will recall that we have asked the Board to seek better stewards for the organization and explore strategic options including a sale of the Company. Our letter calls for a thorough, fair, broad, and transparent process to locate a suitable strategic partner.

Today’s amendment to our original Schedule 13D reflects the growing size of the group of shareholders dissatisfied with the direction of the Company and the responses of the Executives and Directors of Heartland to the original concerns expressed to them. The Board should note that with the new additions to the stockholder group, our group now has representation from nearly two-thirds of Heartland’s member banks. These new individuals in our group have been longstanding supporters of Heartland and its member banks and join us as they believe that the franchise which had so carefully been built by them (and recognized by investors) is being squandered as a result of an uninvested Board and a self-interested management team. We find it surprising and disappointing that the Board appears reluctant to appreciate the gravity of this loss of confidence.

Further, we are increasingly concerned that the directors are not appropriately discharging their fiduciary duties on behalf of the shareholders of Heartland. We believe that, despite our admonition to explore all options available to the Company, the Board is not conducting a broad-based effort to find the best steward of the Heartland franchise and is therefore failing to maximize value for Heartland’s shareholders.

We are, however, concerned about an even more disturbing issue. We are getting sense through the marketplace that Heartland is ignoring approaches made to the Board, their advisors and to the management team by potential suitors. We believe that, if proven to be true and the organization ultimately announces a sale of control, the shareholders of Heartland will view this as a violation of the Board’s fiduciary obligations. Make no mistake: if the Board continues to entrench itself and disenfranchise our group, or if it decides to announce a sale and seeks shareholder approval for a transaction achieved as a result of a defective process, we believe that Heartland shareholders will have grounds to challenge the decision and the Board.

Your advisers will no doubt bring to your attention the frequent lawsuits brought up against Boards of Directors in connection with merger transactions. These lawsuits invariably focus on the concern that the directors may not have discharged their fiduciary obligations on behalf of the shareholders. While many of these lawsuits are routine complaints aimed at a quick return for the filing law firm, we believe this situation is different and Heartland is exposing itself to a much substantive and justified set of complaints which could not only jeopardize the directors individually and severely but ultimately harm the value which should accrue to the shareholders of the Company. These complaints are likely to carry even more weight in an uncertain financial environment where bank stocks have suffered meaningful declines and finding the right haven in the storm will be critical.

To this end, we urge you again to conduct a broad, fair, transparent, and non-exclusive process to find the right suitor for the franchise which Heartland has built: one which offers financial strength, a dynamic outlook similar to what Heartland possessed before June 2018, and a strong dividend able to return capital to its shareholders.

Sincerely,

/s/ Thomas J. Fuller

Thomas J. Fuller

Stockholder Representative